Mail Stop 4561

May 22, 2006

Robert P. Johnson
President
AEI Real Estate Fund XV
1300 Wells Fargo Place
30 East 7th Street
St. Paul, Minnesota 55101

Re: AEI Real Estate Fund XV
**   Preliminary Proxy Statement on Schedule 14A**
**   Registration No. 0-14089**
**   Filed on May 11, 2006**

Dear Mr. Johnson:

        This is to advise you that we have limited our review of the Preliminary Proxy Statement on Schedule 14A noted above and have the following comments:

1.   Please revise your proxy statement to include the disclosure required by Item 14 of Schedule 14A. For instance, but without limitation, please include the required financial information, background of the proposed action, a discussion of the business of the limited partnership, and a discussion of any appraisals conducted.

2.   Please disclose the amount of proceeds from the sale of your interests in Children's World as well as the estimated amount that will be available for distribution to your stockholders. If the distribution has already taken place, please include a tabular presentation of the sale price minus any obligations/penalties associated with the property that you would be liable for. Also, please provide similar disclosure with respect to your interest in Razzoo.

3.   Please revise to discuss whether the limited partnership will continue in operation after the liquidation of the limited partnership's assets. If it will not, please note whether shareholders will be asked to vote on the dissolution of the limited partnership.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel